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05039343

BB 3/18

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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

...NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER INVESTMENT PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 Spring Valley Rd.
(No. and Street)

Dallas (City) Texas (State) 75244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Mcauley (972) 419-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name – *if individual, state last, first, middle name*)

1425 W. Pioneer Dr. Ste. 112 (Address) Irving, (City) Texas (State) 75061 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C. 179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KQ 3/22

3/18

OATH OR AFFIRMATION

I, Michael F. Mcauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER INVESTMENT PARTNERS, INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN KAYE SOLBERG
MY COMMISSION EXPIRES
March 3, 2008

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- * ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- * ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Exempt, Not Applicable or None

MILLER INVESTMENT PARTNERS, INC.
FINANCIAL REPORT
DECEMBER 31, 2004 AND 2003

CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Miller Investment Partners, Inc.

We have audited the accompanying balance sheets of Miller Investment Partners, Inc. as of December 31, 2004 and 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Investment Partners, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas
February 20, 2005

MILLER INVESTMENT PARTNERS, INC.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

		2004		2003
ASSETS				
CASH	$	177,031	$	186,546
ACCOUNTS RECEIVABLE				
Commissions		-		3,750
Other		1,702		16,289
PREPAID EXPENSES		3,551		2,981
TOTAL CURRENT ASSETS		182,284		209,566
INVESTMENTS		3,300		3,300
TOTAL ASSETS	$	185,584	$	212,866
LIABILITIES AND STOCKHOLDER'S EQUITY				
ACCOUNTS PAYABLE	$	6,000	$	-
ACCOUNTS PAYABLE - RELATED PARTY		86,266		10,482
ACCRUED INCOME TAXES		-		53,933
TOTAL CURRENT LIABILITIES		92,266		64,415
STOCKHOLDER'S EQUITY				
Common stock, $.01 par value, 1,000,000 shares authorized, 15,000 shares issued and outstanding		150		150
Additional paid-in capital		43,850		43,850
Retained earnings		49,318		104,451
TOTAL STOCKHOLDER'S EQUITY		93,318		148,451
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	185,584	$	212,866

The accompanying notes are an intergral part of the financial statements.

MILLER INVESTMENT PARTNERS, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

		2004		2003
REVENUES				
Commissions	$	399,750	$	923,750
Other		-		2,967
TOTAL REVENUES		399,750		926,717
EXPENSES				
Commissions		205,350		628,750
General and administrative		246,533		131,136
Professional fees		3,000		3,150
TOTAL EXPENSES		454,883		763,036
INCOME (LOSS) BEFORE INCOME TAXES		(55,133)		163,681
FEDERAL INCOME TAX		-		54,724
NET INCOME (LOSS)	$	(55,133)	$	108,957

The accompanying notes are an integral part of the financial statements.

MILLER INVESTMENT PARTNERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Earnings	Total Stockholder's Equity
Balance at December 31, 2002	15,000	$ 150	$ 43,850	$ (4,506)	$ 39,494
Net Income	-	-	-	108,957	108,957
Balance at December 31, 2003	15,000	150	43,850	104,451	148,451
Net Loss	-	-	-	(55,133)	(55,133)
Balance at December 31, 2004	15,000	$ 150	$ 43,850	$ 49,318	$ 93,318

The accompanying notes are an integral part of the financial statements.

MILLER INVESTMENT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss)	$	(55,133)	$	108,957
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Net (increase) decrease in:				
Accounts receivable-commissions		3,750		(3,750)
Accounts receivable - other		14,587		(15,807)
Deferred tax benefit		-		791
Prepaid expenses		(570)		(820)
Net increase (decrease) in:				
Accounts payable		6,000		(4,523)
Accounts payable - related party		75,784		(2,165)
Accrued income taxes		(53,933)		53,933
Net cash provided by operating activities		(9,515)		136,616
CASH FLOWS FROM INVESTING ACTIVITIES		-		-
CASH FLOWS FROM FINANCIAL ACTIVITIES		-		-
NET (DECREASE) INCREASE IN CASH		(9,515)		136,616
CASH AT BEGINNING OF YEAR		186,546		49,930
CASH AT END OF YEAR	$	177,031	$	186,546
SUPPLEMENTAL CASH FLOW INFORMATION				
Cash paid for income taxes	$	53,933	$	-

The accompanying notes are an integral part of the financial statements.

MILLER INVESTMENT PARTNERS, INC.
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

MILLER INVESTMENT PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Miller Investment Partners, Inc. (Company) was incorporated on April 20, 1994, and became registered with the United States Securities and Exchange Commission as a broker-dealer in August 1994. The Company was established to broker certain real estate partnership offerings, primarily located in the southwestern United States, and does not engage in any other real estate activities. On July 1, 2003 Henry S. Miller Investment Co. purchased 80 % of the ou tstanding stock of the Company. The remaining 20% was acquired during 2004.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of limited partnership interests in real estate partnerships. Commissions are earned only after the limited partnerships meet minimum funding requirements described in the private offering memorandum.

Management estimates- In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company operates in the states of Texas, Oklahoma and Louisiana. Minimum net capital exceeds amounts required by all three states. The Company had net capital of $84,765 and $122,131 at December 31, 2004 and 2003, respectively. Total indebtedness at December 31, 2004 and 2003 was $92,266 and $64,415 respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with related companies and, as a result, certain overhead expenses are borne by the related companies. In addition related parties are reimbursed for various direct costs related to the real estate partnership offerings. Total reimbursements for such costs were $235,784 and $125,784 for 2004 and 2003, respectively, and are included in general and administrative expense in the accompanying statements of income.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows.

	2004	2003
Current income tax	$ -	$ 47,085
Deferred income tax	-	791
Federal income tax	-	47,876
State	-	6,848
	$ -	$ 54,724

Effective for the year ended December 31, 2003, the Company files a consolidated federal income tax return with its parent corporation. The Company recognizes its proportionate share of the consolidated federal income tax.

As of December 31, 2004 the company has a net operating loss carry forward of $55,133, which is available to offset future taxable income through December 31, 2019. No deferred tax asset has been recorded as utilization of the loss is future years may not occur. State franchise taxes are accrued at 4½ % of federal taxable income.

NOTE 5 - INVESTMENTS

Investments consist of 300 warrants. Each warrant will be exercisable in two annual tranches from June 28, 2004 to June 27, 2006, with one share of common stock available for purchase in each tranche. The exercise price will be as follows:

June 28, 2004 to June 27, 2005	15.00 per share
June 28, 2005 to June 27, 2006	16.00 per share

The ultimate value of the warrants, if any, will depend on the market value of the stock to be purchased.

SUPPLEMENTARY INFORMATION

MILLER INVESTMENT PARTNERS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

NET CAPITAL		
Total stockholder's equity		$ 93,318
Less non allowable assets:		
Accounts receivable-other		1,702
Prepaid expenses		3,551
Investments		3,300
		8,553
TOTAL NET CAPITAL		84,765
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Greater of:		
Minimum based of 6 2/3% of aggregate indebtedness	6,151	
Minimum net capital required under Rule 15c3-1	5,000	6,151
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED		$ 78,614
AGGREGATE INDEBTEDNESS		$ 92,266
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL		109%

MILLER INVESTMENT PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

MILLER INVESTMENT PARTNERS, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2004

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$ 84,765
DIFFERENCES	-
NET CAPITAL PER FINANCIAL STATEMENTS	$ 84,765

R.C. NEAL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

1425 W. PIONEER, SUITE 112 • IRVING, TEXAS 75061 • (972) 259-5757

MEMBERSHIPS:
American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants

Board of Directors
Miller Investment Partners, Inc.

In planning and performing our audit of the financial statements of Miller Investment Partners, Inc. for the period ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Miller Investment Partners, Inc. that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure design or operation of the specific internal control structure elements do not reduce to a relative low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be natural weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

R.C. Neal P.C.

R.C. Neal, P. C.
February 20, 2005